                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                              24/7 REAL MEDIA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   901314 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)



      David Michaels, Esq.                   Joseph Waechter
      c/o Fenwick and West LLP               c/o California Pacific Capital LLC
      275 Battery Street, Suite 1600         50 California Street, Suite 1500
      San Francisco, CA 94111                San Francisco, California, 94111
      (415) 875-2300                         (415) 315-2015
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

            September 9, 2002, September 10, 2002, September 13, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------- ---------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           JOSEPH WAECHTER
---------- ---------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                          (a)  / /
                                                                                                        (b)  / /

---------- ---------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           PF
---------- ---------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           / /


---------- ---------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           California
---------------------------- -------- ------------------------------------------------------------------------------
                                7     SOLE VOTING POWER
         NUMBER                       1,765,263
          OF
         SHARES              -------- ------------------------------------------------------------------------------
      BENEFICIALLY              8     SHARED VOTING POWER
         OWNED                        40,175,310
          BY
         EACH                -------- ------------------------------------------------------------------------------
       REPORTING                9     SOLE DISPOSITIVE POWER
         PERSON                       1,765,263
         WITH
                             -------- ------------------------------------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      40,175,310

---------- ---------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           41,940,573

---------- ---------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)          / /


---------- ---------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           44.78%

---------- ---------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN

---------- ---------------------------------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           CALIFORNIA PACIFIC CAPITAL LLC
---------- ---------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                          (a)  / /
                                                                                                        (b)  / /

---------- ---------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           WC
---------- ---------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           / /


---------- ---------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
---------------------------- -------- ------------------------------------------------------------------------------
                              7     SOLE VOTING POWER
          NUMBER
           OF
          SHARES           -------- ------------------------------------------------------------------------------
       BENEFICIALLY           8     SHARED VOTING POWER
          OWNED                     40,175,310
           BY
          EACH             -------- ------------------------------------------------------------------------------
        REPORTING             9     SOLE DISPOSITIVE POWER
          PERSON
          WITH
                           -------- ------------------------------------------------------------------------------
                             10     SHARED DISPOSITIVE POWER
                                    40,175,310

---------- ---------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           40,175,310

---------- ---------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)          / /


---------- ---------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           42.89%

---------- ---------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           CO

---------- ---------------------------------------------------------------------------------------------------------

                           Statement on Schedule 13D/A

         This Statement on Schedule 13D/A is being filed on behalf of the Reporting Persons (as defined below), amends and restates in its entirety the Statement on Schedule 13D filed by Joseph Waechter on July 12, 2002, and relates to the beneficial ownership of common stock, par value $0.01 per share (the "COMMON STOCK"), of 24/7 Real Media, Inc., a Delaware corporation (the "COMPANY").

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the Common Stock of the Company. The principal executive offices of the Company are located at 1250 Broadway, New York, New York 10001.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed by Joseph Waechter and California Pacific Capital LLC, who are collectively referred to as the "REPORTING PERSONS" in this
Schedule 13D. Although this statement is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), or otherwise.

         The principal business address of Joseph Waechter is c/o California Pacific Capital LLC, 50 California Street, Suite 1500, San Francisco, California 94111. The principal occupation of Mr. Waechter is to act as an officer, director or other manager of various entities engaged in investment activities. Mr. Waechter has not been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors). During the past five years, Mr. Waechter was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Waechter is a citizen of the United States.

         California Pacific Capital LLC ("CPC") was formed on August 15, 2002, as a limited liability company under the laws of the state of Delaware. The principal business address of CPC is California Pacific Capital LLC, Attn:
Joseph Waechter, 50 California Street, Suite 1500, San Francisco, California 94111. The principal business of CPC is to engage in various investment activities, including providing investment advice. CPC has not been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors). During the past five years, CPC was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On July 2, 2002, Sunra Capital Holdings Limited, a Bermuda company ("SUNRA"), purchased preferred stock of the Company and was issued certain warrants, each of which is either convertible or exercisable, as the case may be, into the subject securities, all as described more fully below. Sunra's acquisition of such securities on July 2, 2002 was conducted under the direction of Joseph Waechter pursuant to a management agreement, dated as of June 21, 2002, a form of which is listed as Exhibit A hereto (the "ORIGINAL MANAGEMENT AGREEMENT"). Under the Original Management Agreement, Sunra engaged Mr. Waechter as the sole manager of the investment capital of Sunra and any investments made with such capital. By virtue of the Original Management Agreement, Sunra granted Mr. Waechter absolute control over the subject shares held by Sunra with respect to, among other things, the voting and disposition of such shares, until the termination of the Original Management Agreement on September 9, 2002 as described below. Mr. Waechter acquired control over the Company's shares held by Sunra in the ordinary course of his business as an investment advisor and not with the purpose of effecting change or influencing the control of the issuer in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) of the Exchange Act.

         On September 9, 2002, Sunra and CPC entered into a management agreement, a form of which is listed as Exhibit B hereto (the "NEW MANAGEMENT AGREEMENT"), pursuant to which Sunra engaged CPC as the sole manager of the investment capital of Sunra and any investments made with such capital. The Original Management Agreement was terminated effective September 9, 2002 pursuant to a Termination Agreement between Mr. Waechter and Sunra dated September 9, 2002, a form of which is listed as Exhibit C hereto. Pursuant to the New Management Agreement, Sunra has granted CPC absolute control over the subject shares held by Sunra with respect to, among other things, the voting and disposition of such shares. By virtue of the fact that Mr. Waechter is the sole member and manager of CPC, and that CPC has absolute control over the subject shares held by Sunra with respect to the voting and disposition of such shares, Mr. Waechter may be deemed to beneficially own the subject shares held by Sunra. The New Management Agreement does not have a specific term of existence, but does give Sunra the unilateral right to terminate the New Management Agreement with CPC on notice that must exceed 90 days. The Reporting Persons acquired control over the shares held by Sunra in the ordinary course of their business as an investment advisor and not with the purpose of effecting change or influencing the control of the issuer in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) of the Exchange Act.

         On July 1, 2002, the Company entered into a Series A and Series A-1 Preferred Stock and Common Stock Warrant Stock Purchase Agreement, attached hereto as Exhibit D (the "PURCHASE AGREEMENT"), in connection with a private placement of securities by the Company. Pursuant to the Purchase Agreement, at the initial closing of the private placement on July 2, 2002 (the "CLOSING"), the Company sold to Sunra 160,000 shares of its newly created Series A Convertible Preferred Stock, par value $0.01 per share, of the Company ("SERIES A PREFERRED Stock") at a per share price of $10, for an aggregate purchase price of $1,600,000. Also pursuant to the Purchase Agreement, the Company sold to Sunra at the Closing 340,000 shares of its newly created Series A-1 Non Voting Convertible Preferred Stock, par value $0.01 per share, of the

Company ("SERIES A-1 PREFERRED STOCK") at a per share price of $10, for an aggregate purchase price of $3,400,000. Pursuant to the terms of the Certificate of Designation of Series A-1 Preferred Stock of the Company listed as Exhibit E hereto (the "SERIES A-1 CERTIFICATE OF DESIGNATION"), each issued and outstanding share of Series A-1 Preferred Stock automatically converted into one share of Series A Preferred Stock at the close of business on September 10, 2002, the date of the Company's annual stockholders meeting (the "CONVERSION").

         Each issued and outstanding share of Series A Preferred Stock is convertible into Common Stock at any time at the option of the holder thereof at an initial conversion price of $0.20535 (the "PER SHARE PURCHASE PRICE"), or at an initial conversion rate of approximately 48.697 shares of Common Stock for each share of Series A Preferred Stock converted, which conversion rate is subject to "weighted average" antidilution adjustments (subject to certain exceptions) and certain other adjustments as set forth in the Certificate of Designation of Series A Preferred Stock of the Company listed as Exhibit F hereto (the "SERIES A CERTIFICATE OF DESIGNATION"; the Series A Certificate of Designation and the Series A-1 Certificate of Designation are collectively referred to herein as the "CERTIFICATES OF DESIGNATION").

         Pursuant to the Purchase Agreement, as amended by that certain Amendment No. 1 to Series A and Series A-1 Preferred Stock and Common Stock Warrant Purchase Agreement dated as of August 7, 2002 by and between Sunra and the Company listed as Exhibit G hereto (the "PURCHASE AGREEMENT AMENDMENT"), Sunra purchased 250,000 shares of Series A Preferred Stock at a per share price of $10, for an aggregate purchase price of $2,500,000 at an "Additional Closing" (as defined in the Purchase Agreement) on September 13, 2002 (the "ADDITIONAL CLOSING"). Also at the Additional Closing, the Company sold 25,000 shares of Series A Preferred Stock at a per share price of $10, for an aggregate purchase price of $250,000, to the Joseph W. Waechter and Anita A. Waechter Revocable Trust Dated June 10, 1998 (the "WAECHTER TRUST"). Mr. Waechter and Anita A. Waechter are the sole beneficiaries and trustees of the Waechter Trust.

         At the Closing on July 2, 2002, Sunra was also issued three warrants at no further cost--a warrant to purchase up to 779,158 shares of Common Stock, a form of which is listed as Exhibit H hereto (the "SERIES A WARRANT"); a warrant to purchase up to 1,000,000 shares of Common Stock, a form of which is listed as
Exhibit I hereto, which expired on September 10, 2002 (the "CONTINGENT WARRANT"); and a warrant to purchase up to 1,646,688 shares of Common Stock, a form of which is listed as Exhibit J hereto (the "SERIES A-1 WARRANT"). At the Additional Closing, Sunra was issued a warrant, at no further cost, to purchase up to 1,217,434 shares of Common Stock in the form listed as Exhibit H hereto (the "SUNRA ADDITIONAL CLOSING WARRANT"), and the Waechter Trust was issued a warrant, at no further cost, to purchase up to 121,743 shares of Common Stock in the form listed as Exhibit H hereto (the "WAECHTER TRUST ADDITIONAL CLOSING WARRANT"). The Series A Warrant, Contingent Warrant, Series A-1 Warrant, Sunra Additional Closing Warrant and Waechter Trust Additional Closing Warrant are referred to herein collectively as the "WARRANTS." Each Warrant is exercisable into shares of Common Stock at an initial exercise price equal to the Per Share Purchase Price, subject to adjustment upon the occurrence of certain dilution events, including a subdivision or combination of the outstanding shares of Common Stock (the "EXERCISE PRICE"). Each of the Series A Warrant, Sunra Additional Closing Warrant and Waechter Trust Additional Closing Warrant are immediately exercisable in full upon the issuance date of such Warrant, respectively.

The Series A-1 Warrant became exercisable in full on September 10, 2002. Each Warrant other than the Contingent Warrant will expire on the fifth anniversary of the first date that they become exercisable. As noted above, the Contingent Warrant expired on September 10, 2002.

         Pursuant to a letter agreement dated as of August 8, 2002 between Sunra and the Company, a form of which is listed as Exhibit K hereto (the "VOTING AGREEMENT"), Sunra has irrevocably constituted and appointed the Company as its proxy to vote all "Excess Shares" (as defined in the Voting Agreement) at any meeting of the Company's stockholders or in connection with any written consent of such stockholders, in the same proportion as all other shares of Common Stock voted at such meeting or in such written consent, other than those shares voted by Sunra.

         Mr. Waechter is a member of Merchants Partners LLC, a California limited liability company, and, therefore, may be considered a beneficial owner of a warrant to purchase 400,000 shares of Common Stock at an exercise price equal to the Per Share Purchase Price that is immediately exercisable for a five-year term beginning as of the date of the Closing, a form of which is listed as Exhibit L hereto (the "FINDER'S WARRANT"). Merchant Partners LLC was assigned the Finder's Warrant by Merchant's Group International, a corporation for which Mr. Waechter is a director.

         In connection with the Closing, the Company also entered into an Investors' Rights Agreement dated as of July 1, 2002, in the form listed in Exhibit M hereto (the "INVESTORS' RIGHTS AGREEMENT"), pursuant to which the Company is obligated to file a registration statement covering the resale of the shares of Common Stock issuable upon conversion of Series A Preferred Stock issued under the Purchase Agreement and upon conversion of the Series A-1 Preferred Stock issued under the Purchase Agreement, and the shares of Common Stock issuable upon exercise of the Warrants and the Finder's Warrant, and has also granted piggyback registration rights to the holders of such shares, on a pari passu basis with existing registration rights holders, to participate in certain registered offerings of the Company's securities.

         Mr. Waechter was issued an option to purchase up to 50,000 shares of Common Stock at an exercise price of $0.21 per share on July 2, 2002, in connection with his service as a director of the Company, that is subject to vesting in three equal annual installments, pursuant to the form of Stock Option Agreement in the form attached as Exhibit O hereto. On September 10, 2002 Mr. Waechter was granted another option to purchase up to 2,778 shares of Common Stock at an exercise price per share of $0.46 per share, that is subject to vesting in three equal annual installments, pursuant to the form of Stock Option Agreement in the form attached as Exhibit O hereto, and was also issued 26,087 shares of Common Stock. The shares issuable upon exercise of the stock options issued to Mr. Waechter described in this paragraph, and the shares directly issued to Mr. Waechter described in this paragraph, are referred to herein as the "DIRECTOR'S SHARES."

         This Item 3 does not provide a complete description of the Original Management Agreement, the New Management Agreement, the Purchase Agreement, the Purchase Agreement Amendment, the Certificates of Designation, the Warrants, the Finder's Warrant, or the Voting Agreement and each such description is qualified in its entirety by reference to the respective agreement or document, which is listed as an exhibit hereto and is either attached hereto or is incorporated by reference from the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "COMMISSION") on July 3,
2002, Amendment 1 to the Company's Current Report on Form 8-K filed with the Commission on July 12, 2002, Mr. Waechter's Statement on Schedule 13D filed with the Commission on July 12, 2002, and the Company's Current Report on
Form 8-K filed with the Commission on August 13, 2002, as applicable.

         The total amount of the funds required to purchase the subject securities was and is anticipated to be furnished from the personal funds of the Reporting Persons or the investment capital of the client or clients of the Reporting Persons. No part of the purchase price is anticipated to be borrowed by such Reporting Persons or their clients for the purpose of acquiring such securities.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a) The response to Item 3 is incorporated herein by reference.

         In addition, the Reporting Persons may from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of the capital stock of the Company or become the beneficial owner of additional shares of the capital stock of the Company by causing Sunra to acquire such additional shares of the capital stock of the Company, or engage in discussions with the Company concerning further acquisitions of shares of the capital stock of the Company or further investments in the Company. The Reporting Persons intend to review their investment in the Company and Sunra's investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to such Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Company or that of Sunra.

         The Company may choose to grant additional shares of Common Stock or options to purchase shares of Common Stock in the future to Mr. Waechter in connection with his service as a director of the Company.

         (b) Not applicable.

         (c) Not applicable.

         (d) Pursuant to the Purchase Agreement, the Company increased the size of its Board of Directors to eight (8) persons and Sunra caused the Company to appoint Mr. Waechter as a director of the Company. Pursuant to the Purchase Agreement, Sunra has the right to designate a second director in connection with the Conversion.

         (e)  The response to Item 3 is incorporated herein by reference.

         Pursuant to the Purchase Agreement, the capitalization and dividend policy of the Company was altered by the Company's filing of the Certificates of Designation with the Secretary of the State of Delaware and by the execution of the Investors' Rights Agreement (described above) and the issuance of the Warrants and the Finder's Warrant (described above).

A summary of the Certificates of Designation follows:

         THE CERTIFICATE OF DESIGNATION OF SERIES A AND SERIES A-1 PREFERRED STOCK. Each share of Series A Preferred Stock is convertible into Common Stock of the Company at any time at the option of the holder thereof at the Per Share Purchase Price. There will be no change to the Per Share Purchase Price of the Series A Preferred Stock based upon the future trading price of the Common Stock. The conversion ratio of the Series A Preferred Stock is subject to adjustment in the event of certain future issuances of Company equity at an effective per share purchase price lower than the Conversion Price. The Series A Preferred Stock is not redeemable.

         All then-outstanding shares of Series A-1 Preferred Stock were automatically converted into shares of Series A Preferred Stock upon the approval of the Company's stockholders of the Conversion, which was obtained on September 10, 2002, and were not otherwise convertible into Series A Preferred Stock or any other class of capital stock of the Company. The Series A-1 Preferred Stock was to be redeemable in full at the option of Sunra in the event the stockholders rejected the Conversion or failed to approve the Conversion by October 15, 2002, or if the Company's Board of Directors withdrew its recommendation that the stockholders approve the Conversion. To secure its potential obligation to redeem the Series A-1 Preferred Stock, the Company placed $3.6 million into escrow, which was released to the Company when stockholder approval for the Conversion was obtained.

         At any time after the second anniversary of the Conversion, each share of outstanding Series A Preferred Stock will automatically convert into the applicable number of shares of Common Stock if the Common Stock is then traded and the average per share closing price of the Common Stock on the Nasdaq National Market or the Nasdaq Smallcap Market, or similar quotation system or a national securities exchange, is greater than three (3) times the Per Share Purchase Price over a sixty (60) trading day period, the average daily trading volume of the Common Stock over such period is at least 200,000 shares and certain other conditions are satisfied.

         The Series A and Series A-1 Preferred Stock will accrue and cumulate dividends at a rate of 6% per year, compounded monthly, payable when, as and if declared by the Company's Board of Directors. All accrued dividends must be paid before any dividends may be declared or paid on the Common Stock, and shall be paid as an increase in the liquidation preference of the Series A and Series A-1 Preferred Stock payable upon the sale, merger, liquidation, dissolution or winding up of the Company.

         In the event of a liquidation, dissolution or winding up of the Company, if the holders of Common Stock would receive consideration per share equal to less than three (3) times the Per Share Purchase Price (assuming for this purpose the prior conversion in full of all Series A Preferred Stock into the applicable number of shares of Common Stock), then the holders of the Series A Preferred Stock are entitled to a liquidation preference payment per share equal to the Per Share Purchase Price, plus any dividends accrued but unpaid as of such date. After payment of the foregoing preference, the holder of each share of Series A Preferred Stock would then also participate with the holders of the Common Stock in the distribution of the proceeds from such a liquidation event to the holders of the Common Stock. A merger, consolidation or sale of the Company will be treated as a liquidation event unless such transaction has been approved by the holders of a majority of the outstanding Series A Preferred Stock.

         Holders of the Series A Preferred Stock generally will vote together with the holders of shares of Common Stock, with each share of Series A Preferred Stock representing that number of votes equal to that number of shares of Common Stock into which it is then convertible. However, the holders of the Series A Preferred Stock will be entitled to a separate class vote with respect to certain matters, including the creation of a class or series of stock having preferences or privileges senior to or on a parity with the Series A Preferred Stock and any amendment or waiver of any provision of the Company's Certificate of Incorporation or Bylaws that would adversely affect the rights, privileges and preferences of the Series A Preferred Stock. Additionally, at any time prior to the second anniversary of the Conversion, holders of the Series A Preferred Stock will be entitled to a separate class vote with respect to a proposed merger, consolidation, or sale of the Company, unless, at the time of the signing of a definitive agreement or taking of such other action necessary to effect such a transaction, the fair market value of one share of Common Stock is greater than three times the Per Share Purchase Price.

         In connection with the Additional Closing, the Series A Certificate of Designation was amended pursuant to a Certificate of Increase of Series A Convertible Preferred Stock filed by the Company with the Delaware Secretary of State, which increased the number of shares of Series A Preferred Stock from 700,000 to 800,000.

         This Item 4(e) does not provide a complete description of the Certificates of Designation, and such description is qualified in its entirety by reference to the respective document, which is listed as an exhibit hereto and is either attached hereto or is incorporated by reference from the Company's Current Report on Form 8-K filed with the Commission on July 3, 2002 and Amendment 1 to the Company's Current Report on Form 8-K filed with the Commission on July 12, 2002.

         (f)  Not applicable.

         (g) The Certificates of Designation as filed with the Secretary of State of Delaware. Certain terms and conditions of the Certificates of Designation are described in Item 4(e) above.

         The Warrants issued pursuant to the Purchase Agreement. Certain terms and conditions of the Warrants are described in Item 3 above.

         (h)  Not applicable.

         (i)  Not applicable.

         (j)  Not applicable.

         Except as set forth above in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the

Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF.THE ISSUER.

         (a) and (b) The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based upon 51,720,332 shares of Common Stock outstanding as of August 14, 2002, as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002, plus shares currently issuable, or which will become issuable within the next 60 days, upon the exercise or conversion of Series A Preferred Stock, the Warrants, the Finder's Warrant and the Director's Shares as described in the following paragraphs.

         The amount shown as beneficially owned by Mr. Waechter includes: (i) the 37,740,441 shares of Common Stock into which the shares of Series A Preferred Stock held by Sunra and the Waechter Trust may presently be converted;
(ii) the 4,174,045 shares of Common Stock for which the Warrants and the Finder's Warrant may presently be exercisable, and (iii) of the Director's Shares, the 26,087 shares of Common Stock currently held by Mr. Waechter. The 52,778 shares of Common Stock that are Director's Shares issuable upon exercise of the options issued to Mr. Waechter as described in Item 3 above are not currently exercisable and will not become exercisable by Mr. Waechter within the next 60 days, thus those shares are excluded from the amount shown as beneficially owned by Mr. Waechter and from the number of shares of Common Stock considered to be outstanding for purposes of determining the approximate percentages beneficially owned by the Reporting Persons.

         The amount shown as beneficially owned by CPC includes: (i) the 36,523,008 shares of Common Stock into which the shares of Series A Preferred Stock held by Sunra may presently be converted; and (ii) the 3,652,302 shares of Common Stock for which the Warrants (other than the Waechter Trust Additional Closing Warrant) may presently be exercisable.

         By virtue of the fact that, pursuant to the New Management Agreement, CPC has sole voting and dispositive power over the subject shares held by Sunra, and that Mr. Waechter is the sole member and manager of CPC, the Reporting Persons may be deemed to share voting and dispositive power over the subject shares held by Sunra.

         Please see Items 7, 8, 9, 10, 11, and 13 of the cover sheets for the Reporting Persons.

         (c) Except as set forth in Items 3 and 5 above, the Reporting Persons have not effected any transaction in the Company's Common Stock during the past 60 days.

         (d) Except as set forth in Item 3, no person other than the beneficial owners referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, subject securities held by Sunra or the Director's Shares. No person other than Mr. Waechter and Anita Waechter, who is a co-trustee of the Waechter Trust, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, subject securities held by the Waechter Trust.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         The responses to Items 3 and 4 are incorporated herein by reference. Except as described therein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above or between such persons and any other person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A    Form of Management Agreement, dated as of June 21, 2002, between
             Sunra and Joe Waechter (filed as Exhibit 99.4 to Mr. Waechter's
             Statement on Schedule 13D filed with the Commission on July 12,
             2002, and incorporated herein by reference).

Exhibit B    Form of Management Agreement, dated as of September 9, 2002, between Sunra and California Pacific Capital LLC.

Exhibit C    Form of Termination Agreement, dated as of September 9, 2002, between Sunra and Joseph Waechter.

Exhibit D    Series A and Series A-1 Preferred Stock and Common Stock Warrant
             Purchase Agreement, dated as of July 1, 2002, between the Company and Sunra (filed as Exhibit 10.1 to the Company's Form 8-K/A filed with the Commission on July 12, 2002, and incorporated herein by reference).

Exhibit E    Certificate of Designations of Series A-1 Non Voting Convertible
             Preferred Stock of the Company (filed as Exhibit 4.1 to the
             Company's Form 8-K filed with the Commission on July 3, 2002, and incorporated herein by reference).

Exhibit F    Certificate of Designations of Series A Convertible Preferred Stock
             of the Company (filed as Exhibit 4.1 to the Company's Form 8-K/A filed with the Commission on July 12, 2002, and incorporated herein by reference).

Exhibit G    Form of Amendment No. 1 to Series A and Series A-1 Preferred Stock
             and Common Stock Warrant Purchase Agreement dated as of August 7,
             2002 by and between Sunra and the Company (filed as Exhibit 5.1 to the Company's Form 8-K filed with the Commission on August 13,
             2002, and incorporated herein by reference).

Exhibit H    Form of Series A Warrant (filed as Exhibit 99.1 to Mr. Waechter's
             Statement on Schedule 13D filed with the Commission on July 12,
             2002, and incorporated herein
             by reference).

Exhibit I Form of Contingent Warrant (filed as Exhibit 99.2 to Mr. Waechter's Statement on Schedule 13D filed with the Commission on July 12, 2002, and incorporated herein by reference).

Exhibit J    Form of Series A-1 Warrant (filed as Exhibit 10.2 to the Company's
             Form 8-K filed with the Commission on July 3, 2002, and incorporated herein by reference).

Exhibit K    Form of Voting Agreement dated as of August 8, 2002 by and between
             Sunra and the Company (filed as Exhibit 5.2 to the Company's Form
             8-K filed with the Commission on August 13, 2002, and incorporated herein by reference).

Exhibit L    Form of Finder's Warrant (filed as Exhibit 99.3 to Mr. Waechter's
             Statement on Schedule 13D filed with the Commission on July 12,
             2002, and incorporated herein by reference).

Exhibit M    Investors' Rights Agreement, dated as of July 1, 2002, by and among the Company and the investors named therein (filed as Exhibit 10.3 to the Company's Form 8-K filed with the Commission on June 3, 2002, and incorporated herein by reference).

Exhibit N    Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit O    Form of Stock Option Agreement's dated as of July 2, 2002 and
             September 10, 2002 by and between Mr. Waechter and the Company.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2002



     /s/ JOSEPH WAECHTER
----------------------------------
JOSEPH WAECHTER, an individual


CALIFORNIA PACIFIC CAPITAL LLC



     /s/ JOSEPH WAECHTER
----------------------------------
By:  Joseph Waechter
Its: Manager